Exhibit 99.1

CNinsure Reports First Quarter 2012 Unaudited Financial Results

GUANGZHOU, China, May 22, 2012 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the quarter ended March 31, 2012.(1)

Financial Highlights for First Quarter 2012

•                      Total net revenues: RMB337.3 million (US$53.6 million), representing an increase of 7.5% from the corresponding period of 2011, which exceeded the previous guidance of less than 5%.

•                      Operating income: RMB38.7 million (US$6.1 million), representing a decrease of 56.4% from the corresponding period of 2011.

•                      Net income attributable to the Company’s shareholders: RMB54.6 million (US$8.7 million), representing a decrease of 77.3% from the corresponding period of 2011.

•                      Non-GAAP net income attributable to the Company’s shareholders, excluding (1) net income from discontinued operations(2) and (2) share-based compensation expense: RMB58.7 million (US$9.3 million), representing a decrease of 27.6% from the corresponding period of 2011.

•                      Basic and diluted net income per ADS: RMB1.09 (US$0.17) and RMB1.08 (US$0.17), respectively, representing a decrease of 77.3% and 76.9%, respectively, from the corresponding period of 2011.

•                      Non GAAP basic and diluted net income per ADS: RMB1.17 (US$0.19) and RMB1.16 (US$0.19), respectively, representing a decrease of 27.6% and 26.4%, respectively, from the corresponding period of 2011.

(1) This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2975 to US$1.00, the effective noon buying rate as of March 30, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

(2) Following the sale of Beijing Datong Investment Management Co., Ltd. (“Datong”) on March 25, 2011, the Company is required to present its financial results on both a continuing and discontinued basis. Profits and losses related to Datong are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.

Financial Results for the First Quarter Ended March 31, 2012

Total net revenues for the first quarter ended March 31, 2012 were RMB337.3 million (US$53.6 million), representing an increase of 7.5% from RMB313.7 million for the corresponding period of 2011. The increase was primarily driven by rising property and casualty insurance commission rates that covered certain commissions that had been paid directly by insurance companies to certain sales agents in the first quarter of 2011, and the growth of claims adjusting segment, and partially offset by a decrease in life insurance premiums.

Total operating costs and expenses were RMB298.7 million (US$47.4 million) for the first quarter of 2012, representing an increase of 32.8% from RMB225.0 million for the corresponding period of 2011.

Commissions and fees expenses were RMB213.5 million (US$33.9 million) for the first quarter of 2012, representing an increase of 39.1% from RMB153.5 million for the corresponding period of 2011. The increase was primarily due to increases in per policy acquisition cost and commission cost.

Selling expenses were RMB18.7 million (US$3.0 million) for the first quarter of 2012, representing an increase of 0.1% from RMB18.7 million for the corresponding period of 2011.

General and administrative expenses were RMB66.5 million (US$10.6 million) for the first quarter of 2012, representing an increase of 25.9% from RMB52.8 million for the corresponding period of 2011. The increase was primarily due to the following:

(1) an increase in share-based compensation expense from a credit of RMB2.5 million for the first quarter of 2011, largely as a result of stock option forfeiture as various directors, officers and employees failed to meet certain key performance targets in 2010, to RMB4.1 million (US$0.7 million) for the first quarter of 2012, which mainly represented compensation expense for the option granted in March, 2012; and

(2) an increase of 14.4% in payroll expense from RMB22.3 million for the first quarter of 2011 to RMB25.5 million (US$4.1 million) for the first quarter of 2012 primarily due to pay raises for our administrative staff.

As a result of the foregoing factors, operating income was RMB38.7 million (US$6.1 million) for the first quarter of 2012, representing a decrease of 56.4% from RMB88.7 million for the corresponding period of 2011.

Interest income for the first quarter of 2012 was RMB22.5 million (US$3.6 million), representing an increase of 158.8% from RMB8.7 million for the corresponding period of 2011. The increase in interest income is due to (1) RMB5.2 million in interest charged on amounts due from related parties; and (2) increases in bank balance and bank interest rate as compared with the corresponding period of 2011.

Income tax expense for the first quarter of 2012 was RMB13.7 million (US$2.2 million), representing a decrease of 32.7% from RMB20.4 million for the corresponding period of 2011. The effective income tax rate applicable to the Company was 22.1% for the first quarter of 2012, compared to 20.7% for the corresponding period of 2011.

Net income from continuing operations was RMB52.8 million (US$8.4 million) for the first quarter of 2012, representing a decrease of 34.1% from RMB80.1 million for the corresponding period of 2011.

Net income from discontinued operations for the first quarter of 2012 was nil compared to RMB157.3 million for the first quarter of 2011, mainly representing a disposal gain from the sale of Datong.

Net income attributable to the Company’s shareholders was RMB54.6 million (US$8.7 million) for the first quarter of 2012, representing a decrease of 77.3% from RMB240.8 million for the corresponding period of 2011.

Net margin was 16.2% for the first quarter of 2012 compared to 76.8% for the corresponding period of 2011.

Non-GAAP net income attributable to the Company’s shareholders, excluding (1) net income from discontinued operations, and (2) share-based compensation expense, was RMB58.7 million (US$9.3 million), representing a decrease of 27.6% from RMB81.1 million for the corresponding period of 2011.

Non-GAAP net margin was 17.4% for the first quarter of 2012 compared to 25.9% for the corresponding period of 2011.

Basic net income per ADS was RMB1.09 (US$0.17) for the first quarter of 2012, representing a decrease of 77.3% from RMB4.80 for the corresponding period of 2011. Fully diluted net income per ADS was RMB1.08 (US$0.17) for the first quarter of 2012, representing a decrease of 76.9% from RMB4.69 for the corresponding period of 2011.

Non-GAAP basic net income per ADS was RMB1.17 (US$0.19) for the first quarter of 2012, representing a decrease of 27.6% from RMB1.62 for the corresponding period of 2011. Non-GAAP Fully diluted net income per ADS was RMB1.16 (US$0.19) for the first quarter of 2012, representing a decrease of 26.4% from RMB1.58 for the corresponding period of 2011.

As of March 31, 2012, the Company had RMB2.3 billion (US$372.9 million) in cash and cash equivalents.

Recent developments:

•                      In April 2012, CNinsure launched a health insurance product which is custom-designed by SCOR SE Beijing Branch and underwritten by Sinatay Life Insurance Co., Ltd. for exclusive sales through CNinsure’s distribution network.

•                      On March 12, 2012, the board of directors of the Company approved the grant of options to purchase up to 96,645,000 ordinary shares to certain directors, officers, key employees and sales agents, pursuant to the amended and restated 2007 Share Incentive Plan, at an exercise price of US$0.30 per ordinary share. These options will vest over a five-year period starting from May 31, 2012. As of the date of the board approval, the total number of options that were outstanding or had been exercised had reached the maximum number of ordinary shares reserved for issuance under the 2007 Share Incentive Plan. The Company does not expect to adopt a new share incentive plan before 2014.

•                      As of March 31, 2012, CNinsure’s distribution and service network consisted of 532 sales and services outlets operating in 26 provinces, compared to 534(3) sales and service outlets operating in 23 provinces as of March 31, 2011. CNinsure had 47,425 sales agents and 1,337 professional claims adjustors as of March 31, 2012, compared to 44,253(4) sales agents and 1,367 professional claims adjustors as of March 31, 2011.

•                      On March 6, 2012, we established a company named Fanhua Puyi Asset Management Co., Ltd., or Puyi Asset Management, in which we own 57% of the equity interests, to provide wealth management services. 55% of our equity interest in Puyi Asset Management is held by our wholly owned subsidiary, Fanhua Lianxing Insurance Sales Co. Ltd, and the remaining 2% is held through Fanhua Puyi Investment Management Co., Ltd. in which we hold a 19.5% equity interest.

•                      In January 2012, CNinsure and Great Wall Life Insurance Co., Ltd. co-launched a participating universal endowment insurance that is targeted at middle class individuals in China. The product is co-designed by the two parties and sold exclusively through CNinsure’s distribution network.

•                      Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the first quarter of 2012 each contributed 67.6%, 19.4% and 13.0% of the Company’s total net revenues, respectively, compared to 66%, 21.5%, 12.5%, respectively, for the corresponding period of 2011.

(3) Excluding the sales and service outlets of Datong

(4) Excluding the sales agents of Datong

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of May 22, 2012, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, excluding (1) net income from discontinued operations for the first quarter 2011, primarily representing disposal gain from the sale of Datong, and (2) share-based compensation expenses. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the items that were significant in the first quarter of 2011.  Another is that items such as share-based compensation expenses have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.  For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2011	2012	2012
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,222,160	2,348,123	372,865
Restricted cash	10,076	9,423	1,496
Short term investment	31,230	17,600	2,795
Accounts receivable, net	166,363	176,394	28,010
Insurance premium receivables	3	—	—
Other receivables	82,736	82,039	13,027
Deferred tax assets	7,369	7,220	1,146
Amounts due from related parties	365,636	260,444	41,357
Other current assets	12,841	15,971	2,536
Total current assets	2,898,414	2,917,214	463,232

Non-current assets:
Property, plant, and equipment, net	84,712	79,498	12,624
Goodwill	78,553	78,553	12,474
Intangible assets, net	58,054	54,036	8,581
Deferred tax assets	1,892	1,320	210
Investment in affiliates	153,962	158,487	25,167
Other non-current assets	5,409	6,357	1,009
Total non-current assets	382,582	378,251	60,065
Total assets	3,280,996	3,295,465	523,297

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2010	2011	2011
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB99,776 and RMB65,094 (US$10,336) as of December 31, 2011 and March 31, 2012, respectively)	107,042	105,256	16,714
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,684 and RMB1,145 (US$182) as of December 31, 2011 and March 31, 2012, respectively)	2,684	1,316	209
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB49,645 and RMB19,543 (US$3,103) as of December 31, 2011 and March 31, 2012, respectively)	92,682	68,509	10,879
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB30,989 and RMB7,413 (US$1,177) as of December 31, 2011 and March 31, 2012, respectively)	35,219	30,700	4,875
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB22,502 and RMB3,846 (US$611) as of December 31, 2011 and March 31, 2012, respectively)	70,377	52,314	8,307
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB20,305 and 20,305 (US$3,224) as of December 31, 2011 and March 31, 2012, respectively)	20,305	20,305	3,224
Total current liabilities	328,309	278,400	44,208

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2010	2011	2011
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	43,586	44,989	7,144
Deferred tax liabilities	30,106	29,217	4,639
Total non-current liabilities	73,692	74,206	11,783
Total liabilities	402,001	352,606	55,991

Ordinary shares	7,646	7,646	1,214
Additional paid-in capital	2,272,580	2,276,726	361,529
Statutory reserves	167,147	167,147	26,542
Retained earnings	408,325	462,936	73,511
Accumulated other comprehensive loss	(101,651)	(101,344)	(16,093)
Total CNinsure Inc. shareholders’ equity	2,754,047	2,813,111	446,703

Noncontrolling interests	124,948	129,748	20,603
Total equity	2,878,995	2,942,859	467,306
Total liabilities and equity	3,280,996	3,295,465	523,297

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2011	2012	2012
	RMB	RMB	US$
Net revenues:
Commissions and fees	313,374	337,281	53,558
Other service fees	352	61	10
Total net revenues	313,726	337,342	53,568
Operating costs and expenses:
Commissions and fees	(153,496)	(213,478)	(33,899)
Selling expenses	(18,670)	(18,680)	(2,966)
General and administrative expenses	(52,827)	(66,522)	(10,563)
Total operating costs and expenses	(224,993)	(298,680)	(47,428)
Income from operations	88,733	38,662	6,140
Other income, net:
Interest income	8,677	22,455	3,566
Others, net	853	897	142
Income from continuing operation before income taxes and income of affiliates and discontinued operations	98,263	62,014	9,848
Income tax expense	(20,375)	(13,705)	(2,176)
Share of income of affiliates	2,247	4,525	718
Net incomefrom continuing operations	80,135	52,834	8,390
Net incomefrom discontinued operations,net of tax	157,253	—	—
Net income	237,388	52,834	8,390
Less : net loss attributable to the noncontrolling interests	(3,456)	(1,777)	(282)
Net income attributable to the CNinsure Inc.’s shareholders	240,844	54,611	8,672

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2011	2012	2012
	RMB	RMB	US$
Net income per share:

Basic:

Net income from continuing operations	0.08	0.05	0.01
Net income from discontinued operations	0.16	—	—
Net income	0.24	0.05	0.01
Diluted:

Net income from continuing operations	0.08	0.05	0.01
Net income from discontinued operations	0.16	—	—
Net income	0.24	0.05	0.01
Net income per ADS: Basic:

Basic:

Net income from continuing operations	1.67	1.09	0.17
Net income from discontinued operations	3.13	—	—
Net income	4.80	1.09	0.17
Diluted:

Net income from continuing operations	1.63	1.08	0.17
Net income from discontinued operations	3.06	—	—
Net income	4.69	1.08	0.17

Shares used in calculating net income per share:

Basic	1,004,365,726	1,002,551,217	1,002,551,217
Diluted	1,026,497,371	1,008,067,534	1,008,067,534

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended
	March 31,
	2011	2012	2012
	RMB	RMB	US$

OPERATING ACTIVITIES
Net income	237,388	52,834	8,390
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	7,208	6,750	1,072
Amortization of intangible assets	6,741	4,028	640
Allowance for doubtful receivables	(1,243)	1,016	161
Compensation expenses associated with stock options	(2,457)	4,097	650
Loss on disposal of property, plant and equipment	33	—	—
Gain on disposal of subsidiaries	(157,253)	—	—
Share of income of affiliates	(2,247)	(4,525)	(719)
Changes in operating assets and liabilities	29,838	(62,072)	(9,856)
Net cash generated from operating activities	118,008	2,128	338
Cash flows (used in) from investing activities:
Increase in other investments	(45,242)	—	—
Purchase of property, plant and equipment	(2,210)	(1,723)	(274)
Proceeds from disposal of property and equipment	116	187	30
Proceeds from disposal of short term investment	—	13,630	2,163
Proceeds from disposal of subsidiaries, net of cash	394,463	47	7
Decrease in restricted cash	1,496	654	104
Addition in investment in non-current asset	—	(1,948)	(309)
Return of investment in non-current asset	—	1,000	159
Refund of contingent consideration	—	12,500	1,985
Decrease in amounts due from related parties	—	92,691	14,719
Net cash generated from investing activities	348,623	117,038	18,584

	For The Three Months Ended
	March 31,
	2011	2012	2012
	RMB	RMB	US$

Cash flows (used in) from financing activities:
Paid for contingent consideration	(100,000)	—	—
Increase in capital injection by noncontrolling interests	1,687	6,530	1,037
Repayments from related parties	20,000	—	—
Proceeds on exercise of stock options	3,962	48	8
Repurchase of ordinary shares	(13,722)	—	—
Net cash (used in)from financing activities	(88,073)	6,578	1,045

Net increase in cash and cash equivalents	378,558	125,744	19,967
Cash and cash equivalents at beginning of period	1,924,884	2,222,160	352,864
Effect of exchange rate changes on cash and cash equivalents	(1,671)	219	35
Cash and cash equivalents at end of period	2,301,771	2,348,123	372,866
Interest paid	—	—	—
Income taxes paid	36,669	29,282	4,650

CNinsure Inc.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended March 31, 2011
	GAAP	<1>	<2>	Non-GAAP
Net income attributable to the Company’s shareholders	240,844	(157,252)	(2,457)	81,135
Net margin	76.8%	(50.1)%	(0.8)%	25.9%
Shares used in calculating basic net income per share	1,004,365,726	—	—	1,004,365,726
Basic net income per ADS	4.80	(3.13)	(0.05)	1.62
Shares used in calculating fully diluted net income per share	1,026,497,371	—	—	1,026,497,371
Fully diluted net income per ADS	4.69	(3.06)	(0.05)	1.58

	For The Three Months Ended March 31, 2012
	GAAP	<1>	<2>	Non-GAAP
Net income attributable to the Company’s shareholders	54,611	—	4,097	58,708
Net margin	16.2%	—	1.2%	17.4%
Shares used in calculating basic net income per share	1,002,551,217	—	—	1,002,551,217
Basic net income per ADS	1.09	—	0.08	1.17
Shares used in calculating fully diluted net income per share	1,008,067,534	—	—	1,008,067,534
Fully diluted net income per ADS	1.08	—	0.08	1.16

<1> discontinued operations income, net of tax;

<2> share-based compensation expenses.